SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated February 27, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1293995	February 27, 2009
2.	HUG Regulatory Announcement	1293992	February 27, 2009
3.	Regulatory News Service Notice	7624N	February 24, 2008

dlw 3/11

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	13:09 27-Feb-09
Number	HUG1293995

Holding(s) in Company

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3):

Prudential plc

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

26 February 2009

6. Date on which issuer notified:

27 February 2009

7. Threshold(s) that is/are crossed or reached:

See item 13

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 26,852,522

Number of Voting Rights 26,852,522

Resulting situation after the triggering transaction

Number of shares 25,151,969

Number of voting rights Direct 25,151,969

Number of voting rights Indirect

% of voting rights Direct 5.61%

% of voting rights Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - N/A

Expiration date - N/A

Exercise/ Conversion Period/ Date - N/A

Number of voting rights that may be acquired if the instrument is exercised/ converted.

N/A

% of voting rights - N/A

Total (A+B)

Number of voting rights 25,151,969

% of voting rights 5.61%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Prudential plc (parent Company)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: M&G Group Limited (wholly owned subsidiary of Prudential plc),

M&G Limited (wholly owned subsidiary of M&G Group Limited) and M&G Investment Management Limited

(wholly owned subsidiary of M&G Limited) have moved below a 5% notifiable interest triggering this notification.

14. Contact name: Dipesh Varsani

M&G Investment Management Limited

15. Contact telephone number: 020 7548 3261

Schedule:

Notifiable position for Elementis plc as at 26 February 2009.

Percentage holdings are calculated using an issued share capital of 447,960,784 ORD GBP0.05 shares

Prudential plc 25,151,969 5.61% total notifiable interest

Registered Holder	
JP MORGAN NOMINEES	2,830,205
NORTRUST NOMINEE LTD A/C MHA01	1,500,000
NORTRUST NOMINEE LTD A/C MHF01	102,217
NORTRUST NOMINEE LTD A/C MKD01	5,000,000
NORTRUST NOMINEE LTD A/C MKM01	1,718,230
NORTRUST NOMS LTD	63,457
NORTRUST NOMS LTD A/C CRI01	3,000,000
NORTRUST NOMS LTD A/C PUQ01	1,964,052
PRUCLT HSBC GIS NOM(UK) PAC AC	7,670,000
PRUCLT HSBC GIS NOM(UK) PPL AC	

1,303,808

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:00 27-Feb-09
Number	HUG1293992

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,960,784 ordinary shares of 5p each at 27 February 2009. The Company holds no such ordinary shares as treasury shares.

The above figure (447,960,784) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Preliminary results
Released	07:00 24-Feb-09
Number	7624N07

RNS Number : 7624N
Elementis PLC
24 February 2009

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2008

Elementis plc, a Global Specialty Chemicals Company, announces its results for the year ended 31 December 2008.

HIGHLIGHTS

Financial - from continuing operations

- Operating profit before exceptional items up 36 per cent.
  - Improved operating profit in both Specialty Products and Chromium.
- Revenue up 17 per cent excluding currency and acquisitions.
- Diluted earnings per share before exceptional items up 26 per cent.
- Free cash flow increased by 39 per cent.
- No debt refinancing before 2011.
- Full year dividend up by 7 per cent to 2.9 pence.

Strategic

- Two acquisitions in Specialty Products to accelerate growth in Asia Pacific.
- Review of Chromium's UK business with potential plant rationalisation.
  - Impairment charge of £20.5 million in 2008 (exceptional item).

FINANCIAL SUMMARY

	2008	2007
Sales*	**£400.5m**	£299.8m
Operating profit**	**£52.0m**	£38.1m
Profit before tax**	**£48.5m**	£33.8m
Free cash flow**	**£36.6m**	£26.4m
Diluted earnings per share**	**9.1p**	7.2p
Profit for the year	**£19.8m**	£48.1m
Diluted earnings per share	**4.5p**	10.8p
Dividend to shareholders - final proposed	**1.4p**	1.4p
- full year	**2.9p**	2.7p

* from continuing operations
** from continuing operations and before exceptional items

Commenting on the results, Group Chief Executive, David Dutro said:

"2008 was a year of significant accomplishments for Elementis, characterised by improved financial performance and solid execution of our strategic initiatives. Specialty Products posted an excellent performance for the year, and the acquisitions in Taiwan and China will provide solid support for further growth in the Asia Pacific region. At the core of Specialty Products' success is an unrelenting commitment to provide technically superior products and application support that helps our customers be more successful.

Chromium is also reporting improved results in 2008 based on strong end use markets and exceptional supply/demand dynamics that are not expected to recur going forward. Our Eaglescliffe, UK chrome chemical facility does not have the market advantage of the differentiated product offering that is enjoyed by our US facilities. The evolution of the markets served by the UK facility, which is subject to growing competition from Asian producers, means that we are less confident of delivering sustainable earnings and cash flow from this segment of the business. As a result, we have initiated a strategic review which could lead to the closure of the Eaglescliffe plant, and we expect to make a final decision during the first half of 2009.

Market conditions in the latter half of the fourth quarter deteriorated significantly and trading in the early part of 2009 has not yet recovered. The severe global economic downturn and accelerated customer destocking make 2009 demand patterns very difficult to predict. However, we are taking appropriate action on costs to mitigate the potential impact on earnings, particularly in the first half of the year. In addition the investments made in 2008 will further support our ability to drive growth in Specialty Products, by providing our customers with enhanced technical expertise, a comprehensive product portfolio and extended geographic coverage. Elementis is well financed with no major debt refinancing required before July 2011, and we are well positioned to exploit the eventual economic recovery. Hence, we expect to make progress over the medium term."

- Ends -

Enquiries

Elementis 020 7408 9300
David Dutro, Group Chief Executive
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Andrew Dowler
Greg Quine

Chairman's statement

The strong set of results in 2008 reflects some of the benefits captured through the continuing actions taken by the Board to raise returns across the Group. The strategic focus of our business is to invest in the growth of our Specialty Products division and a major step forward was made in July 2008 when we completed the purchase of the Deuchem additives business and the Yuhong organoclay plant, thereby significantly expanding our presence in the Asia Pacific region. In the Chromium business, we took advantage of exceptional and positive market conditions in 2008, which boosted this division's profitability, but these exceptional market circumstances are not expected to recur in 2009. Our UK facility is more exposed to a downturn in demand because of evolving competition in its end markets, where it produces less differentiated products than our US business, and its profitability depends heavily on supplying intermediate products to the US business. As a result, we are currently evaluating the closure of our UK chromium manufacturing facility to rationalise capacity. The combination of Elementis' strong free cash flow, net debt to ebitda ratio of 1.0 at the 2008 year end and borrowing facilities not expiring until July 2011, provide the Board with relative comfort, in the face of the current dramatic changes in the global economy, to increase the full year dividend by 7 per cent to 2.9 pence per share.

Results

Operating profit, before exceptional items[1], improved by 36 per cent in 2008 to £52.0 million on sales of £400.5 million, which is an increase of 34 per cent over 2007 or 17 per cent excluding currency effects and acquisitions. Earnings per share, before exceptional items, increased by 26 per cent to 9.1 pence. The Group recorded an impairment charge of £20.5 million in 2008, in relation to the Chromium business' UK facility, and this is shown as an exceptional item in the Income Statement. After taking account of this, reported earnings per share was 4.5 pence compared to 10.8 pence in the previous year.

Dividend

The Board is recommending a final dividend of 1.4 pence taking the total return to shareholders for the year to 2.9 pence, an increase of 7 per cent. Subject to approval at the Annual General Meeting, the dividend will be paid on 22 May 2009 to members on the register at the close of business on 24 April 2009. The Board intends to continue to review the dividend policy as earnings performance and debt levels permit.

Health, safety and environment
I am happy to report that our activities in this important area of our business have continued to be of a high standard during 2008 with no significant incidents reported by any of our businesses.

People
Elementis has made excellent progress in recent years by continuously improving operating results and credit for this outstanding performance must go to all of our employees. On behalf of the Board I would like to thank them for their tremendous effort and commitment.

Outlook
Going forward it is clear that 2009 is going to be a challenging year. Market conditions in the latter half of the fourth quarter deteriorated significantly and trading in the early part of 2009 has not yet recovered. However, the Group is well financed and the investments made in 2008 will further enhance the growth drivers in our Specialty Products business. The severe global economic downturn and accelerated customer destocking make our performance in 2009 difficult to predict, but we expect to continue to make progress over the medium term.

Robert Beeston
Chairman

[1] Exceptional items are items which, in management's judgement, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information and underlying performance of the Group. The impact of the exceptional items on operating profit is shown in the table below Group results in the Finance report.

Business review

Group Chief Executive's overview
2008 was a year of significant accomplishments for Elementis, characterised by a strong financial performance and solid execution of our strategic initiatives. We continued to make good progress, with operating profit[2], free cash flow, operating margin[2] and earnings per share[3] all demonstrating a positive trend. The Specialty Products business posted its best year ever in terms of financial performance. This record performance was even more notable given the recessionary pressure that became apparent in the second half and particularly in the final quarter of the year. At the core of Specialty Products' ability to deliver these results is an unrelenting commitment to provide technically superior products and application support that helps our customers be more successful.

Our acquisition of Deuchem, an Asia Pacific based specialty additives company, is consistent with our strategic objective of growing the Specialty Products business. Deuchem has an excellent reputation in the market, driven by their superior technical

service and product development capabilities. Deuchem's complementary product portfolio, customer service culture and the opportunity to leverage combined technologies globally, make it an excellent fit. In addition we acquired the Yuhong organoclay business which is located in China. The Yuhong acquisition provides valuable capacity and supply chain benefits and a competitive cost model, again making Yuhong a strong addition to the Specialty Products business. The combined resources and infrastructure of Elementis, Deuchem and Yuhong represent an enviable platform to support and drive our Asia Pacific growth.

The Elementis Chromium business had a strong year, capitalising on the commodity boom and exceptional supply/demand dynamics. The business also made excellent progress in 2008 relative to its strategic initiative of expanding the number of viable key raw material suppliers. One of the key strategic objectives for the Chromium business is to reduce its sensitivity to cyclical fluctuations thereby improving the quality of the Group's earnings. A significant percentage of the UK business earnings comes from supplying intermediate products to our US facilities. Over the last three years, incremental capacity expansions in our US business, through improvements in plant efficiencies and debottlenecking, have led to that business being less reliant on products from the UK, except in exceptional supply demand conditions such as those experienced in 2008. In addition, the evolution of the markets served by the UK business, which produces less differentiated products than our US business and is subject to growing competition from Asian producers, means that we are less confident of producing sustainable earnings and cash flow from this part of the business going forward. As a result, we have initiated a strategic review of the Chromium business which could lead to the closure of our Eaglescliffe, UK manufacturing facility, and we expect to make a final decision during the first half of 2009. Our desired outcome is a Chromium business that is better suited to deliver optimal performance, given the likely lower level of market demand going forward, with facilities capable of manufacturing products that deliver superior benefits to the customer base.

I am proud of Elementis' accomplishments in 2008 which are a direct reflection of the hard work and dedication of our global team and its performance driven culture. We expect the 2009 economic environment to be challenging and we are taking appropriate action on costs to mitigate the potential impact on earnings, particularly in the first half of the year. We will continue our pursuit of high performance and strive to take our Specialty Products business to the next level of market leadership. In an environment of economic uncertainty our market position is a distinct advantage and it is our goal to be positioned to fully exploit the eventual economic recovery. I would like to thank our shareholders and customers for their continued confidence and support.

David Dutro
Group Chief Executive

[2] from continuing operations and before exceptional items

[3] before exceptional items

Business commentary

Revenue from continuing operations

	Revenue 2007 £million	Effect of exchange rates £million	Increase 2008 £million	**Revenue 2008 £million**
Specialty Products	141.6	14.8	25.1	**181.5**
Surfactants	46.3	6.7	(1.9)	**51.1**
Chromium	115.9	7.7	45.0	**168.6**
Inter-segment	(4.0)	-	3.3	**(0.7)**
	299.8	29.2	71.5	**400.5**

Operating profit from continuing opera

	Operating profit * 2007 £million	Effect of exchange rates £million	Inc £r
Specialty Products	28.8	(1.7)	
Surfactants	0.9	-	
Chromium	14.2	(0.6)	
Central costs	(5.8)	0.1	
	38.1	(2.2)	

* before exceptional items

Elementis Specialty Products

Elementis Specialty Products is a leading manufacturer of rheology control additives that are used to enhance the performance of our customers' products. Best in class technical support and customer service are critical core competencies of the business and provide the platform to deliver added value in the coatings, oilfield exploration, construction and personal care markets. The strategy of the business is to grow in rheology products and complementary additives through new product innovation, expansion into new geographies and bolt on acquisitions. In 2008 the business made an important step forward in this strategy by acquiring the Deuchem additives and Yuhong organoclay businesses in Taiwan and China. Deuchem is a leading supplier of additives and resins to the coating and related industries, with three sales offices in Taiwan and eleven sales offices in China, together with manufacturing and technical facilities near Taipei and in Shanghai. The acquisition of Deuchem will significantly expand Elementis' presence in Asia Pacific and provide a platform for the Specialty Products business to accelerate growth in the region. Growth in the combined businesses will be driven by the sale of Deuchem's product portfolio to the Elementis global customer base, as well as the opportunity to sell Elementis products through the well developed Deuchem sales and technical support network in Taiwan and China. The Yuhong organoclay business will increase Elementis' organoclay production in China from 3,000 tonnes to over 10,000 tonnes, eliminating the more costly practice of exporting organoclays from the United States to Asia Pacific. At the same time, it provides additional capacity to serve the faster growing Chinese market, utilising the newly acquired Deuchem sales network.

Sales in 2008 were £181.5 million compared to £141.6 million in the previous year, including £19.9 million of sales in the current year from the newly acquired Deuchem.

Excluding this and currency effects, sales increased by 4 per cent. The business continued to experience good underlying growth in Asia Pacific, where volumes were higher by more than 10 per cent, and this offset softer markets in Europe and North America, particularly in the coatings and construction sectors. Sales to the oilfield market showed strong volume growth in 2008, particularly in North America, due to robust drilling activity throughout most of the year, and consumer sales showed positive growth in all of the major geographies.

Operating profit was £29.1 million in 2008, including £0.2 million from Deuchem, which incurred £0.9 million of one time integration costs in the second half of the year. Excluding Deuchem and currency movements, operating profit was 6 per cent higher than in the previous year, demonstrating good progress despite the general economic slowdown that took place in the final quarter. Operating margin, excluding currency effects and Deuchem, was 21 per cent in 2008, compared to 20 per cent in the previous year. Some inflation in raw materials was evident during the year, but was relatively modest because most raw materials used in the business are not directly linked to the general commodity cycle, which caused major increases in other businesses.

Elementis Surfactants

Elementis Surfactants is a specialty surfactant manufacturer offering innovative products to markets such as oilfield chemicals, pulp and paper and household products. Its strategy is to focus on higher margin markets such as agrochemicals, feed, plastic and resins and reduce activity in high volume commodity applications. At the same time the business seeks to continually reduce operating costs by more efficient utilisation of its manufacturing facility in the Netherlands, which it shares with the Specialty Products business.

In 2008 sales increased by 10 per cent to £51.1 million (2007: £46.3 million), due to currency movements where the average Euro rate against sterling strengthened by 13 per cent.

Operating profit for the year was £0.5 million compared to £0.9 million in 2007. Volumes were 12 per cent lower than the previous year as management continued their programme of moving out of lower margin products, which was exacerbated by the general slow down towards the end of the year. Otherwise operating profit was sustained through improved pricing, in response to increases in raw material costs, and continued improvements in manufacturing efficiency.

Elementis Chromium

Elementis Chromium is the world's largest supplier of chrome chemicals, which are used in a variety of end markets including metal alloys, pigments, metal finishing, leather tanning and foundry applications. The business operates within the Group from a separate legal entity structure and has no interactions with other Group businesses other than at the administrative level. Its strategy is to provide high quality products to its customers utilising low cost, sustainable manufacturing facilities to produce mostly higher margin products such as chromic acid and chrome oxide. Global supply/demand balances are a significant driver of margins in the chromium chemical market and Elementis Chromium seeks to produce stable earnings by serving higher value markets and by utilising its flexible manufacturing base to adjust to changes in demand. For the first nine months of 2008 the business experienced particularly favourable market dynamics due to strong economic activity and changes in Chinese tax regulations. In addition, temporary plant closures

in China during the Beijing Olympics that had the effect of reducing exports of chrome chemicals from that country, further benefitted the business. As a result, selling prices rose faster than input costs which, when combined with high plant operating rates, significantly improved operating margins compared to those experienced in the previous year. Sales volumes showed a significant decline in the fourth quarter and the business brought forward planned maintenance shutdowns to avoid building excessive amounts of inventory at the end of the year. Market dynamics are likely to be less favourable in 2009, particularly for our UK facility in Eaglescliffe which produces less differentiated products than our US facilities, is more exposed to Chinese competition and whose profitability relies heavily on supplying intermediate products to the US business. As a consequence, the business is evaluating the closure of the facility in 2009.

Sales were £168.6 million in 2008 compared to £115.9 million in the previous year, an increase of
45 per cent or 39 per cent at constant currency. Volumes increased by 1 per cent over the previous year. Volumes in the second half of the year were lower than in the first half, which had improved by
7 per cent compared to the same period in 2007, reflecting the fourth quarter slow down. During the year the business continued to focus on higher margin products such as chromic acid and chrome oxide, while the geographical split of sales remained relatively stable with slightly lower volumes in North America and Europe and higher volumes in Asia Pacific.

Operating profit was £27.7 million for the year compared to £14.2 million in the previous year, an increase of 95 per cent. Currency had only a marginal impact on operating profit due to the Group's hedging programme. Favourable market conditions led to operating margins improving to 16 per cent compared to 12 per cent in the previous year as selling prices were increased in an environment of rising raw material and energy costs. Some key raw material and energy costs increased by as much as 60 to 80 per cent. Following a review of the future outlook for the UK facility, the business has decided to record an impairment charge of £20.5 million against the facility in 2008. Additional one time charges relating to severance payments and site closure, estimated to be £14-28 million, would be incurred in 2009 should the decision be made to close the facility. Most of these charges would be incurred in cash over a 2-3 year period, with cash spending in 2009 likely to be less than £5 million due to related reductions in working capital.

Finance report

Revenue £million	**2008**
Continuing operations	
Specialty Products	**181.5**
Surfactants	**51.1**
Chromium	**168.6**
Inter-segment	**(0.7)**
	400.5
Discontinued operations	
Pigments	**-**
	400.5

Group results

Group revenue from continuing operations was £400.5 million in 2008, compared to £299.8 million in the previous year. Excluding currency effects and acquisitions this represents an increase of 17 per cent with both Specialty Products and Chromium showing increases, while sales in Surfactants were lower for the reasons outlined in the Business commentary. Overall volumes were lower by approximately 2 per cent compared to the previous year due to lower sales in Surfactants, while volumes in Specialty Products and Chromium were flat to marginally higher. From a geographical viewpoint, sales volumes were generally higher than the previous year in Asia Pacific and the rest of the world, and lower in North America and Europe. In the first half of 2008 volumes were approximately 1 per cent higher than the corresponding period in 2007, and volumes in the second half were approximately 3 per cent lower than the same period last year, reflecting the general slowdown in economic activity that took place towards the end of 2008.

Operating profit	**2008**					2007
£million	**Operating profit**	**Exceptional items**	**Adjusted operating profit**	Operating profit	Exceptional items	Adjusted operating profit
Continuing operations						
Specialty Products	**29.1**	-	**29.1**	29.3	(0.5)	28.8
Surfactants	**0.5**	-	**0.5**	1.4	(0.5)	0.9
Chromium	**7.2**	**20.5**	**27.7**	15.0	(0.8)	14.2
Central costs	**(5.3)**	-	**(5.3)**	(5.2)	(0.6)	(5.8)
	31.5	**20.5**	**52.0**	40.5	(2.4)	38.1

Group operating profit from continuing operations, before exceptional items, was £52.0 million in 2008, an increase of 36 per cent over the previous year, or 42 per cent excluding the impact of currency and acquisitions. Specialty Products and Chromium both showed an improvement in operating profit, while Surfactants was essentially flat. Currency movements reduced operating profit by approximately 4 per cent in 2008 and the major currency movements affecting the Group in the year were the strengthening of both the US dollar and the Euro against sterling. Such movements would normally have a positive impact on the Group's earnings, but this impact was significantly reduced in 2008 by the Group's currency hedging programme, which essentially defers these benefits until the following year. In 2008 the Group recorded a net cost on its currency hedging transactions of £9.0 million (2007: £2.9 million gain). After taking account of the impairment charge in Chromium, Group operating profit from continuing operations was £31.5 million (2007: £40.5 million).

Diluted earnings per share from continuing operations, before exceptional items, was 9.1 pence compared to 7.2 pence in the previous year due mainly to the improvements in operating profit described above. Reported earnings per share was 4.5 pence (2007: 10.8 pence) on a fully diluted basis due to the impairment charge noted above.

Central costs
Central costs are costs that are not identifiable as expenses of a particular business, and are comprised of expenditures of the Board of Directors and the corporate office.

Exceptional items
Following a review of the evolving trends in the markets served by Chromium's UK manufacturing facility and its competitive cost position in those markets, management have concluded that the expected earnings and cash flow from this facility are likely to be significantly reduced going forward and is therefore evaluating its potential closure. As a result, an exceptional charge of £20.5 million has been recorded in 2008 representing an impairment to the asset value of the facility.

Provisions
At the end of 2008 the Group held provisions of £21.8 million (2007: £16.5 million) of which £20.0 million (2007: £14.0 million) related to environmental issues. Environmental provisions increased by £3.7 million in the year, excluding currency effects, due to £2.1 million of additional planned spending in Chromium and, out of the total environmental provisions, approximately £8.3 million relates to continuing operations and the balance relates to sites no longer directly controlled by the Group. The overall level of environmental provisions held had been reviewed by external consultants during the year.

Interest

Continuing operations		
	2008	
	£million	**£**
Finance income	**1.8**	
Finance cost of borrowings	**(4.4)**	
	(2.6)	
Pension finance income	**(0.1)**	
Discount on provisions	**(0.8)**	
	(3.5)	

Interest on continuing operations decreased by £0.8 million in 2008 to £3.5 million. Net interest costs were lower by £3.4 million at £2.6 million due to lower average borrowings, following the sale of Pigments in August 2007, and generally lower interest rates in the United States. The majority of the Group's borrowings are denominated in US dollars. Finance expense on pension schemes was £0.1 million compared to income of £2.3 million in the previous year, largely due to an increase in the discount rate used to assess the value and cost of pension liabilities.

Taxation

Tax charge	Effect £million
Before exceptional items	**8.2**
Exceptional items	**-**
Total	**8.2**

Tax charges amounted to £8.2 million in the year (2007: £8.9 million). Tax on continuing operations before exceptional items was £8.2 million (2007: £1.8 million), which represents 16.9 per cent (2007: 5.3 per cent) of profit before taxation. The rate is higher than the previous year, due mainly to the full recognition of US tax losses in 2007. There was no tax charge associated with exceptional items because those charges relate to UK operations where the Group has unutilised losses.

Earnings per share
Note 7 sets out a number of calculations of earnings per share. To better understand the underlying performance of the Group, earnings per share reported under IFRS is adjusted for items classified as exceptional and for discontinued operations. Diluted earnings per share from continuing and discontinued operations, before exceptional items, increased by 14 per cent to 9.1 pence (2007: 8.0 pence).

Diluted earnings per share from continuing and discontinued operations reported under IFRS (sometimes referred to as "reported earnings per share" in other parts of this report) was 4.5 pence (2007: 10.8 pence). Exceptional items in 2008 reduced reported earnings per share by 4.6 pence (2007: increase of 2.8 pence).

Distribution to shareholders
During 2008 the Group paid a final dividend in respect of the year ended 31 December 2007 of 1.4 pence per share. An interim dividend of 1.5 pence per share was paid on 10 October 2008 and the Board is proposing a final dividend of 1.4 pence per share which will be paid on 22 May 2009.

Cash flow
The cash flow is summarised below:

	2008 £million	2007 £million
Ebitda[1]	**64.4**	54.8
Change in working capital	**(4.5)**	0.2
Capital expenditure	**(12.8)**	(8.9)
Other	**2.1**	0.9
Operating cash flow	**49.2**	47.0
Pension	**(7.1)**	(10.6)
Interest and tax	**(4.0)**	(7.6)
Exceptional items	**-**	(1.6)
Other	**(1.5)**	(0.8)
Free cash flow	**36.6**	26.4

Dividends	**(12.8)**	(11.1)
Acquisitions and disposals	**(46.3)**	66.8
Currency fluctuations	**(25.2)**	2.3
Movement in net borrowings	**(47.7)**	84.4
Net borrowings at start of year	**(16.2)**	(100.6)
Net borrowings at end of year	**(63.9)**	(16.2)

[1] Ebitda - earnings before interest, tax, exceptional items, depreciation and amortisation

Ebitda increased by 18 per cent to £64.4 million in the year, due to the improvement in operating profit. Cash flow from working capital was an outflow of £4.5 million, which was lower than the amount implied by the increase in sales due to overall improvements in working capital levels. The percentage of working capital to sales, adjusted for currency movements, was 19.6 per cent compared to 21.9 per cent in the previous year. Debtor days improved by three days to 48 days. Inventory days increased by 13 days to 91 days due to a rapid slow down in demand towards the end of 2008, but this was offset by an improvement in creditor days of11 days to 78 days. All measures of working capital days have been adjusted for currency movements and acquisitions and disposals. Cash flow from working capital was a small inflow in 2007 due to the unwinding of strategic inventory levels during that year. Capital expenditure was £3.9 million higher than the previous year due to additional manufacturing and infrastructure spending in Specialty Products to support growth. Pension deficit contributions were lower than the previous year by £3.5 million, due to lower contribution requirements to US plans.

Free cash flow, defined as cash flow available to finance returns to shareholders, repay debt or make new investments, increased by £10.2 million to £36.6 million.

Currency fluctuations had a significant impact on net borrowings in the year, because the majority of the Group's debt is denominated in US dollars which strengthened against sterling by almost 30 per cent during 2008. Net debt increased by £47.7 million in the year, of which £25.2 million was due to currency and the balance was due to acquisition spending and dividend payments less free cash flow. In 2007, proceeds from the sale of the Pigments business contributed to a reduction in debt in that year of £84.4 million.

Balance sheet

	2008 £million	20(£millic
Intangible fixed assets	**227.3**	14
Other net assets	**104.9**	9
	332.2	24
Equity	**268.3**	22
Net borrowings	**63.9**	1
	332.2	24
Gearing [2]	**19 per cent**	7 per ce

[2] the ratio of net borrowings to equity plus net borrowings

Currency fluctuations had a significant impact on the Group balance sheet in 2008 due to

the weakness of sterling against both the US dollar and Euro. Equity increased by £38.4 million (2007: £30.6 million) due mainly to currency movements of £65.8 million.

Gearing increased to 19 per cent in the year compared to 7 per cent in 2007 mainly due to the acquisition of Deuchem.

The main exchange rates relevant to the Group are set out below:

	2008		20(	
	Year end	**Ave**	Year end	A\
US dollar	**1.44**	**1.89**	1.99	2
Euro	**1.03**	**1.28**	1.36	1

Pensions and other post retirement benefits

	2008 £million	2007 £million
Net pension liabilities:		
UK	**(12.7)**	(12.8)
US	**(29.0)**	(2.0)
Netherlands	**(1.0)**	(0.9)
Other	**(6.6)**	(5.8)
	(49.3)	(21.5)

The Group operates several pension plans in different countries and a retirement medical scheme in the United States. The largest of these is the UK defined benefit pension scheme ('UK scheme') which had assets of £349.1 million at the end of 2008. The deficit in this scheme, under IAS 19, was £12.7 million at the end of 2008 which is almost the same as at the end of the previous year. Gross liabilities under the scheme reduced by £31.8 million during the year, principally due to an increase in corporate bond yields, a decrease in market inflation expectations and benefit payments made in the year. The scheme assets reduced by a similar amount (£31.7 million) due to a negative return of 4 per cent and net benefit payments of £16.2 million, after taking account of contributions paid in the year.

The next triennial valuation and funding discussions for the UK scheme will be as of September 30, 2008 and the Company will be discussing this with the trustees of the scheme during 2009. Financial markets have been extremely volatile in recent months and it is likely that the deficit valuation to be agreed with the trustees will be significantly higher than the deficit shown in the Group accounts under IAS 19. In particular, the triennial funding valuation uses a discount rate based on a prudent estimate of the expected return on the scheme's assets, whereas IAS 19 uses a discount rate based on high quality corporate bond yields. In previous years the discount rates under these two approaches have been broadly similar, but during 2008 changes in corporate bond yields increased the gap between the two rates, which has placed a relatively lower assessed value on the scheme's liabilities under IAS 19. Also, in the months leading up to the triennial valuation date of September 30, 2008, financial market expectations for future price inflation was higher than it was towards the end of the 2008, further reducing the IAS 19 valuation

relative to the triennial funding valuation.

The previous triennial valuation was carried out as of September 30, 2005, at which time the Company and trustees agreed upon a deficit value of £49.5 million and the Company agreed to make deficit contributions of £6.2 million per annum until September 2015. Under current pension regulations the Company is required to enter into an updated funding arrangement with the trustees by the end of 2009. In doing so the Company will focus on the long term structural changes in the deficit since 2005, to arrive at future contributions that are reasonably affordable.

The US pension plan is smaller than the UK scheme, with assets of £45.0 million. The deficit for the plan increased by £27.0 million largely due to a 37 per cent loss on the assets in the year due to weak equity markets. This loss is greater than for the UK scheme because the US plan has a larger percentage of its assets in equities. Exchange rate movements also increased the sterling value of the deficit by £7.0 million.

The other schemes are smaller than the UK and US pension plans and showed only modest changes in deficit values.

Consolidated income statement

for the year ended 31 December 2008

	Note	Before exceptional items £million	Exceptional items (note 5) £million	2008 After exceptional items £million	Before exceptional items £million	Exceptional items (note 5) £million	2007 After exceptional items £million
Continuing operations							
Revenue		400.5	-	400.5	299.8	-	299.8
Cost of sales		(265.6)	(20.5)	(286.1)	(199.3)	-	(199.3)
Gross profit		134.9	(20.5)	114.4	100.5	-	100.5
Distribution costs		(43.5)	-	(43.5)	(39.2)	-	(39.2)
Administrative expenses		(39.4)	-	(39.4)	(23.2)	2.4	(20.8)
Operating profit		52.0	(20.5)	31.5	38.1	2.4	40.5
Finance income	3	1.7	-	1.7	2.7	-	2.7
Finance costs	4	(5.2)	-	(5.2)	(7.0)	-	(7.0)
Profit before income tax		48.5	(20.5)	28.0	33.8	2.4	36.2
Tax	6	(8.2)	-	(8.2)	(1.8)	(0.7)	(2.5)
Profit for the year from continuing operations		40.3	(20.5)	19.8	32.0	1.7	33.7
Profit from discontinued operation		-	-	-	3.6	10.8	14.4
Profit for the year		40.3	(20.5)	19.8	35.6	12.5	48.1

Attributable to:							
Equity holders of the parent		40.3	(20.5)	19.8	35.6	12.4	48.0
Minority interests		-	-	-	-	0.1	0.1
		40.3	(20.5)	19.8	35.6	12.5	48.1
Earnings per share From continuing and discontinued operations:							
Basic (pence)	7			4.5			10.9
Diluted (pence)	7			4.5			10.8
From continuing operations:							
Basic (pence)	7			4.5			7.6
Diluted (pence)	7			4.5			7.5

Consolidated balance sheet
at 31 December 2008

	2008 31 December £million	2007 31 December £million
Non-current assets		
Goodwill and other intangible assets	**227.3**	147.9
Property, plant and equipment	**121.2**	96.4
Interests in associates	**0.1**	0.1
Total non-current assets	**348.6**	244.4
Current assets		
Inventories	**100.6**	49.4
Trade and other receivables	**78.2**	52.9
Cash and cash equivalents	**33.6**	8.4
Total current assets	**212.4**	110.7
Total assets	**561.0**	355.1
Current liabilities		
Bank overdrafts and loans	**(15.7)**	-
Trade and other payables	**(82.9)**	(51.4)
Derivatives	**(22.4)**	(2.0)
Current tax liabilities	**(5.7)**	(3.6)
Provisions	-	(0.2)
Total current liabilities	**(126.7)**	(57.2)

Non-current liabilities		
Loans and borrowings	**(81.8)**	(24.6)
Retirement benefit obligations	**(49.3)**	(21.5)
Deferred tax liabilities	**(10.3)**	(3.4)
Provisions	**(21.8)**	(16.3)
Government grants	**(1.6)**	(1.5)
Total non-current liabilities	**(164.8)**	(67.3)
Total liabilities	**(291.5)**	(124.5)
Net assets	**269.5**	230.6

Equity		
Share capital	**22.4**	22.3
Share premium	**5.8**	5.2
Other reserves	**115.6**	66.4
Retained earnings	**124.5**	136.0
Total equity attributable to equity holders of the parent	**268.3**	229.9
Minority equity interests	**1.2**	0.7
Total equity	**269.5**	230.6

Consolidated cash flow statement

for the year ended 31 December 2008

	2008 £million	2007 £million
Operating activities:		
Profit for the year	19.8	48.1
Adjustments for:		
Finance income	(1.7)	(2.7)
Finance costs	5.2	7.0
Tax charge	8.2	2.5
Depreciation and amortisation	12.4	12.4
Increase/(decrease) in provisions	1.3	(0.3)
Pension contributions net of current service cost	(7.1)	(10.7)
Share based payments	0.8	0.9
Exceptional items	20.5	(12.5)
Cash flow in respect of exceptional items	-	(1.6)
Operating cash flow before movement in working capital	59.4	43.1

Increase in inventories	(27.7)	(0.5)
Decrease/(increase) in trade and other receivables	9.5	(1.2)
Increase in trade and other payables	13.7	1.9
Cash generated by operations	54.9	43.3
Income taxes paid	(1.3)	(1.2)
Interest paid	(5.0)	(7.0)
Net cash flow from operating activities	48.6	35.1
Investing activities:		
Interest received	2.3	0.6
Disposal of property, plant and equipment	0.3	0.4
Purchase of property, plant and equipment	(13.1)	(8.9)
Purchase of business	(32.1)	-
Disposal of businesses	-	60.6
Acquisition of intellectual property	-	(0.5)
Other investments	-	1.1
Net cash flow from investing activities	(42.6)	53.3
Financing activities:		
Issue of shares	0.7	1.8
Dividends paid	(12.8)	(11.1)
Purchase of own shares	(2.0)	(2.6)
Increase/(decrease) in borrowings	29.2	(82.5)
Net cash from/(used in) financing activities	15.1	(94.4)
Net increase/(decrease) in cash and cash equivalents	21.1	(6.0)
Cash and cash equivalents at 1 January	8.4	13.8
Foreign exchange on cash and cash equivalents	4.1	0.6
Cash and cash equivalents at 31 December	33.6	8.4

Consolidated statement of recognised income and expense

for the year ended 31 December 2008

	2008	2007
	£million	£million

Exchange differences on translation of foreign operations	**65.8**	-
Actuarial gain on pension and other post-retirement schemes	**(25.5)**	0.8
Deferred tax associated with pension and other post-retirement schemes	**8.4**	(2.4)
Effective portion of changes in fair value of cash flow hedges	**(18.8)**	(2.0)
Fair value of cash flow hedges transferred to income statement	**2.0**	(2.6)
Net income/(expense) recognised in equity	31.9	(6.2)
Profit for the year	19.8	48.1
Total recognised income and expense	51.7	41.9
Total recognised income and expense is attributable to:		
Equity holders of the parent	51.7	41.8
Minority interests	-	0.1
	51.7	41.9

Notes to the financial statements

1 Preparation of the preliminary announcement

The financial information in this statement does not constitute the Company's statutory accounts (within the meaning of section 240 of the Companies Act 1985) for the years ended 31 December 2008 or 2007 but is derived from those accounts. Statutory accounts for 2007, which were prepared under International Financial Reporting Standards as adopted by the EU (adopted IFRS), have been delivered to the Registrar of Companies, and those for 2008 will be delivered in due course. The auditors have reported on the accounts for 2007; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

This preliminary announcement was approved by the Board of Directors on 24 February 2009.

2 Basis of preparation

Elementis plc (the 'Company') is incorporated in the UK. The information within this document has been prepared under International Financial Reporting Standards as adopted by the EU (adopted IFRS) and approved by the directors.

The Group's financial statements have been prepared on the historical cost basis except that derivative financial instruments and financial instruments held for trading or available for sale are stated at their fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. The accounting policies have been consistently applied across group companies to all periods presented.

The Group and Company financial statements have been prepared on the going concern basis, as the directors are satisfied that the Group and Company have adequate resources to continue to operate for the foreseeable future as going concerns. An explanation of the directors' assessment of using the going concern basis is given in the Directors' report in the Annual Report and Accounts 2008 which will be made available to shareholders on 20 March 2009.

3 Finance income

	Continuing operations		Discontinued operations		Total	
	2008	2007	**2008**	2007	**2008**	2007
	£million	£million	**£million**	£million	**£million**	£million
Interest on bank deposits	**1.8**	0.4	-	-	**1.8**	0.4
Expected return on pension scheme assets	**27.9**	26.2	-	1.1	**27.9**	27.3
Interest on pension scheme liabilities	**(28.0)**	(23.9)	-	(1.2)	**(28.0)**	(25.1)
Pension and other post retirement liabilities	**(0.1)**	2.3	-	(0.1)	**(0.1)**	2.2
	1.7	2.7	-	(0.1)	**1.7**	2.6

4 Finance costs

	Continuing operations		Discontinued operations		Total	
	2008	2007	**2008**	2007	**2008**	2007
	£million	£million	**£million**	£million	**£million**	£million
Interest on bank loans	**4.4**	6.4	-	0.3	**4.4**	6.7
Unwind of discount on provisions	**0.8**	0.6	-	0.1	**0.8**	0.7
	5.2	7.0	-	0.4	**5.2**	7.4

5 Exceptional items

	Continuing operations		Discontinued operations		Total	
	2008	2007	**2008**	2007	**2008**	2007
	£million	£million	**£million**	£million	**£million**	£million
Curtailment gains and past service credits on pension schemes	-	1.3	-	0.7	-	2.0
Release of prior year restructuring provisions	-	1.1	-	-	-	1.1
Impairment of property,	**(20.5)**	-	-	-	**(20.5)**	-

plant and equipment						
Disposal of business	-	-	-	16.3	-	16.3
	(20.5)	2.4	-	17.0	**(20.5)**	19.4
Tax charge on exceptional items	-	(0.7)	-	(6.2)	-	(6.9)
	(20.5)	1.7	-	10.8	**(20.5)**	12.5

Following the implementation of adopted IFRS, the Group has decided to continue its separate presentation of certain items as exceptional. These are items which, in management's judgement, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

The £20.5 million impairment charge relates to a re-assessment of the value in use of property, plant and equipment in the UK Chromium business following a review of its prospects. In previous years the UK Chromium business had been considered to be part of the same cash generating unit as the US Chromium business. However, changing economic conditions have resulted in the UK business becoming far more exposed to foreign competition in its markets than is the case for the US business, where the logistical benefits of being a domestic producer are more significant. The UK business is a relatively high cost producer compared to others in its key markets and together with the continued evolution of Chinese exports indicates that the business will become unprofitable for the foreseeable future, thus prompting the need for an impairment review of the assets used in production.

6 Income tax expense

	Continuing operations		Discontinued operations		Total	
	2008	2007	**2008**	2007	**2008**	2007
	£million	£million	**£million**	£million	**£million**	£million
Current tax:						
Overseas corporation tax	**2.8**	0.9	-	1.3	**2.8**	2.2
Adjustments in respect of prior years:						
United Kingdom	-	0.2	-	-	-	0.2
Overseas	**(1.2)**	(1.2)	-	-	**(1.2)**	(1.2)
Total current tax	**1.6**	(0.1)	-	1.3	**1.6**	1.2
Deferred tax:						
Overseas	**5.9**	2.6	-	5.1	**5.9**	7.7
Adjustments in respect of prior years	**0.7**	-	-	-	**0.7**	-
Total deferred tax	**6.6**	2.6	-	5.1	**6.6**	7.7

Income tax expense for the year	8.2	2.5	-	6.4	8.2	8.9
Comprising:						
Before exceptional items	8.2	1.8	-	0.2	8.2	2.0
Exceptional items	-	0.7	-	6.2	-	6.9
	8.2	2.5	-	6.4	8.2	8.9

The tax charge on profit before exceptional items from continuing operations represents an effective tax rate on profit before exceptional items for the year ended 31 December 2008 of 16.9 per cent (2007: 5.3 per cent). The rate is lower than the standard UK corporation tax due to the amortisation of goodwill in the US for tax purposes and the utilisation of UK tax losses. As a Group involved in overseas operations, the amount of profitability in each jurisdiction, transfer pricing legislation and local tax rate changes, will affect future tax charges.

The total charge for the year can be reconciled to the accounting profit as follows:

A deferred tax benefit of £8.4 million (2007: £2.4 million) has been recognised in equity in the year in respect of actuarial losses.

	2008 £million	**2008 per cent**	2007 £million	2007 per cent
Profit before tax:				
Continuing operations	48.5	-	36.2	
Discontinued operations	-	-	20.8	
	48.5	-	57.0	
Tax on ordinary activities at 28.5 per cent (2007: 30 per cent)	13.8	28.5	17.1	30.0
Difference in overseas effective tax rates	(1.4)	(2.9)	(0.1)	(0.2)
Expenses not deductible for tax purposes	1.1	2.2	0.2	0.4
Tax losses and other deductions	(4.8)	(9.9)	(7.3)	(12.8)
Adjustments in respect of prior years	(0.5)	(1.0)	(1.0)	(1.8)
Tax charge and effective tax rate for the year	8.2	16.9	8.9	15.6

7 Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following:

	2008 £million	2007 £million
Earnings:		
Earnings for the purpose of basic earnings per share	40.3	48.0
Exceptional items net of tax	(20.5)	(12.4)
Adjusted earnings	19.8	35.6

	2008	2007
Number of shares:		
Weighted average number of shares for the purposes of basic earnings per share	442.6	441.9
Effect of dilutive share options	0.9	3.3
Weighted average number of shares for the purposes of diluted earnings per share	443.5	445.2

The calculation of the basic and diluted earnings per share from continuing operations attributable to the ordinary equity holders of the parent is based on the following:

	2008 £million	2007 £million
Profit for the year attributable to equity holders of the parent	40.3	48.0
Profit for the year from discontinued operations	-	(14.4)
Profit from continuing operations	40.3	33.6
Exceptional items from continuing operations after minority interest	(20.5)	(1.6)
Adjusted earnings from continuing operations	19.8	32.0

	2008 pence	2007 pence
Earnings per share:		
From continuing and discontinued operations:		
Basic	4.5	10.9
Diluted	4.5	10.8
Basic before exceptional items	9.1	8.1
Diluted before exceptional items	9.1	8.0
From continuing operations:		
Basic	4.5	7.6
Diluted	4.5	7.5
Basic before exceptional items	9.1	7.2
Diluted before exceptional items	9.1	7.2

From discontinued operations:		
Basic	-	3.3
Diluted	-	3.3

8 Contingent liabilities

In May 2008, the Group received a request for information in connection with an EU Commission competition law investigation relating to certain heat stabiliser products. As far as the directors are aware, the Company and its affiliates no longer manufacture products for use as heat stabiliser products that are the subject of the Commission's investigation and have not done so since 1998, when the Company disposed of its 50 per cent joint venture interest in Akcros Chemicals to Akzo Nobel, the other 50 per cent shareholder in the joint venture. Elementis is co-operating fully with the Commission's investigation. It is possible that the Company may incur liabilities and related costs as a result of the investigation, the extent of which, if any, cannot be quantified now. Under the EU Commission's fining guidelines, a fine could amount up to 30 per cent of the turnover generated with the products concerned multiplied by the number of years during which a cartel was deemed to exist with an absolute upper limit of 10 per cent of Group-wide turnover.

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